Exhibit 99.1

Cipher Pharmaceuticals acquires three products from Astion Pharma

– Strengthens dermatology product pipeline with rights to three products –

MISSISSAUGA, ON, Feb. 26, 2015 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced it has strengthened its product pipeline by acquiring  the worldwide rights to three products from Astion Pharma ("Astion"), a Denmark-based specialty pharmaceutical company. The three products are focused on inflammatory dermatological diseases: Dermadexin™, Pruridexin™, and ASF-1096.

•	Dermadexin is a patent-protected topical barrier-repair cream containing the pharmacologically active ingredient P3GCM. The product was approved in the European Union (EU) in 2014 as a Class III medical device for the treatment of seborrheic dermatitis, an inflammatory skin disorder affecting the scalp, face, and torso. Dermadexin SD Cream has been tested in two placebo-controlled, multicenter clinical trials (436 patients) where it displayed a marked and statistically significant effect on the symptoms of facial seborrhoeic dermatitis with a fast onset of action and an increasing effect over time.
•	Pruridexin is a patent-protected topical cream for the treatment of chronic pruritis (itching), which is a significant unmet need. Pruridexin was submitted to the European Medicines Agency in 2014 as a Class III medical device and is under active review with a response expected in the first half of 2015. Pruridexin Cream has been tested in two placebo-controlled, multicenter clinical trials (352 patients) and displayed a marked and statistically significant effect on the pruritus with a fast onset of action and an increasing effect over time.
•	ASF-1096 is a product candidate in phase II that is being investigated as a treatment for discoid lupus erythematosus, a severe, chronic, inflammatory and disfiguring skin disease that affects about 3 out of 10,000 in the general population. ASF-1096 has been awarded orphan drug status in the EU.

"This transaction strengthens our dermatology product pipeline and gives us two late-stage assets in Dermadexin and Pruridexin that target common, chronic conditions that are insufficiently addressed today," said Shawn O'Brien, President & Chief Executive Officer of Cipher. "We believe there is a sizable market opportunity for these products and aim to submit both for U.S. regulatory approval in the first half of 2015, followed by Canadian regulatory approval. We will also pursue an orphan drug indication in the U.S. for ASF-1096, a product candidate that has promise as a treatment for a highly disfiguring rare disease with no current cure."

Mr. O'Brien added: "One of our strategic priorities is to establish U.S. commercial infrastructure focused on dermatology. If approved, we expect to commercialize these products on our own in the U.S. and Canada."

The transaction includes an upfront payment to Astion of CDN$6.0 million, which was funded using Cipher's current cash resources. A subsequent CDN$2.5 million milestone will be paid upon regulatory approval and commercialization of Dermadexin or Pruridexin in the U.S, which is where Cipher will focus its commercialization efforts. The agreement includes approximately CDN$31.5 million in additional payments contingent upon clinical milestones, regulatory approvals, commercialization and sales milestones in the both the U.S. and other regions. Over time, Cipher expects to out-license the products to partners in certain other regions.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a growing specialty pharmaceutical company focused on dermatology. Cipher acquires products that fulfill high unmet medical needs, manages the required clinical development and regulatory approval process, and markets those products either directly or through partners. Cipher's key product, a novel version of the acne medication isotretinoin, is marketed as Absoricaä in the U.S. and Epurisâ in Canada. Since the Company was founded in 2000, Cipher has achieved regulatory marketing approval in the U.S. and Canada for all three original products and completed eight marketing partnerships, generating growing revenue streams and shareholder value. Cipher is building its dermatology franchise through product licensing and acquisitions.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to; the applicability of patents and proprietary technology; patent litigation and patent infringement; regulatory approval of products in the Company's pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company's revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company's products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company's strategic investments; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Craig Armitage, TMX Equicom, (416) 815-0700 ext 278, carmitage@tmxequicom.com; In the United States: Michael Moore, TMX Equicom, (858) 886-7813, mmoore@tmxequicom.com; Media: Mike Beyer, Sam Brown Inc., Office: (773) 463-4211, Mobile: (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 07:00e 26-FEB-15